June 8, 2008
Mr. John P. Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	SEC Comment Letter dated May 29, 2009
Holly Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008, as amended
File No. 1-32225
Dear Mr. Lucas,
As confirmation of our conversation today, you have agreed to grant us an extension in time to June 26, 2009 to respond to your comment letter dated May 29, 2008. This additional time should allow us to prepare a more thorough response. If we run into any further timing issues in the preparation of our response, we will contact you.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and Chief Financial Officer